Filed by Herc Holdings Inc. (Commission File No. 001-33139)

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-2(b) under

the Securities Exchange Act of 1934 as amended.

Subject Company: H&E Equipment Services, Inc.

Commission File No.: 000-51759

The following communications are being filed in connection with the proposed acquisition of H&E Equipment Services, Inc. by Herc Holdings Inc.

H&E Team,

This issue of The Inside Track is dedicated to answering the most frequently asked questions submitted to ***@hercrentals.com. We’re committed to making the integration smooth and successful, and we thank you for your engagement, questions and feedback as we move forward together.

Updates and Insights

At Herc Rentals, we use a suite of tools to run our business. Some of these tools may be the same or similar to ones you are already familiar with. As we prepare for integration, it’s important that we understand where additional training may be needed.

If you haven’t already, please complete the Applications for Cutover Planning Survey we shared last week. All responses are anonymous and will help us identify where to focus training efforts for integration.

One key system you’ll be hearing more about is RentalMan, Herc Rentals’ core platform for rental operations and transactions. Many of you have asked about training opportunities, and we want to assure you that you will receive hands-on exposure and training on RentalMan and all other necessary systems as part of the integration process.

Shortly after X-date (close of the deal), new employees will gain access to Herc Central, our internal intranet that is available on any device. There, you’ll have access to a robust library of training videos and user guides to help you get familiar with RentalMan and other systems.

In addition to self-guided resources, new employees will participate in formal training prior to their C-date (cutover to Herc Rentals’ operational systems), with on-site support provided by the Herc Rentals team to assist during the transition.

Your Questions, Answered

Below is a roundup of your top questions across several key topics. Please continue to submit questions to ***@hercrentals.com.

BENEFITS

1.	If I’ve already paid toward a deductible or out-of-pocket maximum under my current medical plan, will that amount carry over to the new Herc Rentals medical plan?

Yes, any deductible and out-of-pocket amounts you’ve already met under your H&E medical plan will be credited toward the corresponding limits in the Herc Rentals medical plan.

2.

Under the current H&E 401(k) plan, company match contributions are typically made once per year, at the beginning of the first quarter, covering the total match earned during the prior calendar year. What will happen to the H&E 401(k) company match upon close of the transaction, and when will I receive it?

The H&E 401(k) plan will terminate the day before the acquisition closes. With the close of the transaction expected to be mid-year 2025, H&E will be responsible for making a final prorated 401(k) match contribution to eligible* employees who participate in the plan at the time of the plan’s termination. Eligible employees who participate in the plan will not have to wait until the first quarter of 2026 to receive the match owed to them for the portion of 2025 prior to close.

3.	What will happen to the unvested portion of my H&E 401(k) account upon the close of the transaction?

The H&E 401(k) plan will terminate the day before the acquisition closes, and eligible participants who are not fully vested will become 100% vested in their plan at that time.

4.	Does the Herc Rentals 401(k) plan have a vesting schedule?

No, the Herc Rentals 401(k) plan does not have a vesting schedule. The Herc Rentals 401(k) plan match contributions are 100% vested immediately. The company’s matching contributions generally go into your Plan account each pay period, along with your own contributions.

5.	H&E has a cap of $6,500 for company 401(k) match contributions. What is the company match cap under Herc Rentals’ 401(k) plan?

Under the Herc Rentals 401(k) plan, the company match is calculated as 100% of the first 3% of eligible compensation contributed, plus 50% of the next 2% – for a total potential match of up to 4% of eligible compensation.

Herc Rentals applies this match up to the IRS annual compensation limit, which for 2025 is $350,000. Based on this limit, the maximum company match for 2025 is $14,000.

6.	Will there be any fees for H&E employees to roll over their H&E 401(k) funds to the Herc Rentals 401(k) plan?

No, there will be no fees or costs for H&E employees to roll over their H&E 401(k) plan balances into the Herc Rentals 401(k) plan.

7.	Will there be any investment restrictions with Herc Rentals’ 401(k) plan after the rollover?

Herc Rentals’ 401(k) plan offers eligible participants flexibility in managing their retirement savings through two investment approaches:

1. “Help Me Do It” Approach: Participants can choose professionally managed Target Date Funds. These funds automatically adjust their investment mix as you approach retirement.

2. “Do It Myself” Approach: Participants can build and manage their own investment portfolios by selecting from a broad range of passive and active investment options covering multiple asset classes.

*	Eligibility to participate in a 401(k) plan may vary for employees covered by a collective bargaining agreement, depending on the terms of the agreement.

BONUSES/INCENTIVES

8.	What happens to any annual bonus that I earn with H&E before the acquisition closes?

Any annual bonus earned under the H&E plan will continue to accrue through the end of the 2025 plan year and will be paid out in the normal course, according to the existing H&E practices.

9.	What is the status of H&E quarterly incentives, pending the close of the acquisition?

Employees participating in H&E’s incentive programs will be compensated based on their current incentive structure for any incentives earned prior to close. If the payout is scheduled to occur before the close of the acquisition, it will be paid by H&E. If the payout is scheduled to occur after close, it will be paid by Herc Rentals.

10.	Will the H&E Safety Coordinator bonus be paid out?

Yes, any eligible variable compensation, including the Safety Coordinator bonus, will be paid out in the normal course. If the payout is scheduled to occur before the close of the acquisition, it will be paid by H&E. If the payout is scheduled to occur after close, it will be paid by Herc Rentals.

11.	Will I receive an H&E employee referral bonus for a referral made before the acquisition if the payout occurs after the close?

Yes, eligible referral bonuses will be paid out in the normal course. If the payout is scheduled before the acquisition closes, it will be paid by H&E; if it occurs after the close, it will be paid by Herc Rentals.

12.

In my current role at H&E, I am eligible for a vehicle allowance. Will my salary be adjusted if I transition to a Herc Rentals role that includes a company-provided vehicle instead of a vehicle allowance?

No, after close, employees with vehicle allowances who transition to Herc Rentals will continue to receive the vehicle allowance. Over time, however, the vehicle allowance will be phased out accordingly as eligible employees are transitioned into company-provided vehicles.

13.	Do all Herc Rentals employees receive annual allowances for the purchase of safety-toed footwear and prescription safety glasses? What types and brands are covered by the allowance?

Yes, all eligible U.S. employees receive annual safety boots and prescription glasses allowances. For both items, employees may choose their preferred brand as long as it meets Herc Rentals’ safety standards, which will be shared with new employees during onboarding. Employees will have access to a wide selection of approved brands and styles through Herc Rentals’ PPE partners.

PAYROLL

14.	What is the pay schedule for Herc Rentals employees?

Hourly employees are paid base wages on a weekly basis. Salaried employees are paid base wages on a biweekly basis. Any additional compensation (i.e., commissions, incentives or bonuses) is issued in accordance with separate payment schedules as defined by the applicable compensation plans.

The foregoing is a summary of certain benefits Herc Rentals offers to its employees and does not provide a complete description of such benefits. For complete information about Herc Rentals’ employee benefits, please refer to the applicable plan or policy, which will be provided to all new Herc Rentals employees after closing.

This message was sent to all H&E team members on behalf of Herc Rentals.

Cautionary Note Regarding Forward Looking Statements

This communication includes “forward-looking statements,” within the meaning of Section 21E of the Securities Exchange Act, as amended, and the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements related to the Company, H&E and the proposed acquisition of H&E by the Company that involve substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this communication include, among other things, statements about the potential benefits of the proposed transaction, the Company’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of each of the Company and H&E, expected valuation and re-rating opportunities for the combined company, and the anticipated timing of closing of the proposed transaction. Forward-looking statements are generally identified by the words “estimates,” “expects,” “anticipates,” “projects,” “plans,” “intends,” “believes,” “forecasts,” “looks,” and future or conditional verbs, such as “will,” “should,” “could” or “may,” as well as variations of such words or similar expressions. All forward-looking statements are based upon our current expectations and various assumptions and apply only as of the date of this communication. Our expectations, beliefs and projections are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that our expectations, beliefs and projections will be achieved or that the completion and anticipated benefits of the proposed transaction can be guaranteed, and actual results may differ materially from those projected. You should not place undue reliance on forward-looking statements.

There are a number of risks, uncertainties and other important factors that could cause our actual results to differ materially from those suggested by our forward-looking statements, including, but not limited to, (i) the possibility that the sufficient number of H&E’s shares are not validly tendered into the tender offer to meet the minimum condition; (ii) the Company’s ability to implement its plans, forecasts and other expectations with respect to H&E’s business after the completion of the proposed transaction and realized expected synergies; (iii) the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; (iv) the Company and H&E may be unable to obtain regulatory approvals required for the proposed transaction or may be required to accept conditions that could reduce the anticipated benefits of the proposed transaction as a condition to obtaining regulatory approvals; (v) the length of time necessary to consummate the proposed transaction may be longer than anticipated; (vi) problems may arise in successfully integrating the businesses of the Company and H&E, including, without limitation, problems associated with the potential loss of any key employees, customers, suppliers and other counterparties of H&E; (vii) the proposed transaction may involve unexpected costs, including, without limitation, the exposure to any unrecorded liabilities or unidentified issues during the due diligence investigation of H&E or that are not covered by insurance, as well as potential unfavorable accounting treatment and unexpected increases in taxes; (viii) the Company’s business may suffer as a result of uncertainty surrounding the proposed transaction, any adverse effects on our ability to maintain relationships with customers, employees and suppliers; (ix) the occurrence of any event, change to other circumstances that could give rise to the termination of the merger agreement, the failure of the closing conditions included in the merger agreement to be satisfied, or any other failure to consummate the proposed transaction; (x) any negative effects of the announcement of the proposed transaction of the financing thereof on the market price of the Company common stock or other securities; (xi) the industry may be subject to future risks including those set forth in the “Risk Factors” section in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and in the other filings with the SEC by each of the Company and H&E; and (xii) Herc may not achieve its valuation or re-rating opportunities. The foregoing list of factors is not exhaustive. Investors should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of the Company and H&E, including those described in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and in the other filings with the SEC by each of the Company and H&E. All forward-looking statements are expressly qualified in their entirety by such cautionary statements. We undertake no obligation to update or revise forward-looking statements that have been made to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events.

Additional Information and Where to Find It

The Company commenced the exchange offer on March 19, 2025. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that the Company and its acquisition subsidiary, HR Merger Sub Inc. (“Merger Sub”), has filed or will file with the U.S. Securities and Exchange Commission (the “SEC”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The solicitation and offer to buy H&E shares will only be made pursuant to the Offer to Exchange and related exchange offer materials that the Company has filed with the SEC. At the time the exchange offer was commenced, the Company and Merger Sub filed a tender offer statement on Schedule TO (as subsequently amended), the Company filed a registration statement on Form S-4 (as subsequently amended), and H&E filed a Solicitation/Recommendation Statement on Schedule 14D-9 (as subsequently amended) with the SEC with respect to the exchange offer. H&E’S SHAREHOLDERS AND OTHER INVESTORS ARE URGED TO READ CAREFULLY THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER MATERIALS), THE REGISTRATION STATEMENT ON FORM S-4, AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, BECAUSE THEY WILL EACH CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF H&E SHARES AND OTHER INVESTORS SHOULD CONSIDER BEFORE MAKING ANY DECISION WITH RESPECT TO THE EXCHANGE OFFER.

The Offer to Exchange, the related Letter of Transmittal, certain other exchange offer documents, as well as the registration statement on Form S-4 and the Solicitation/Recommendation Statement on Schedule 14D-9, have been or will be made available to H&E shareholders at no expense to them and are also made available for free at the SEC’s web site at http://www.sec.gov. Additional copies may be obtained for free by contacting either the Company or H&E. Copies of the documents filed with the SEC by H&E will be available free of charge on H&E’s website at https://investor.he-equipment.com/. Copies of the documents filed with the SEC by the Company will also be available free of charge on the Company’s website at https://ir.hercrentals.com/.

In addition to the tender offer materials, the Company and H&E file annual, quarterly and current reports, proxy statements and other information with the SEC, which are available to the public at the SEC’s web site (http://www.sec.gov).